Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016 and 2015

Expressed in US Dollars

(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US dollars)

As at September 30, 2016 and December 31, 2015 (Unaudited)

	September 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$52,920	$13,685
Trade and other receivables	14,520	9,635
Inventories (note 3)	4,959	6,540
Other current assets	769	850
	73,168	30,710
Non-current assets:
Mineral properties, plant and equipment	14,624	16,284
Exploration and evaluation assets	2,112	4,158
Intangible assets	1	85
Deferred tax asset	128	316
	$90,033	$51,553

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$4,735	$5,233
Derivative liabilities (note 4)	204	—

Non-current liabilities:
Reclamation and remediation provision	4,150	3,649
Deferred tax liability	2,600	3,064
	11,689	11,946

Shareholders’ equity:
Share capital	127,974	96,268
Reserves	18,184	8,533
Deficit	(67,814)	(65,194)
	78,344	39,607
	$90,033	$51,553

See accompanying notes to the condensed interim consolidated financial statements.

1

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of US dollars, except per share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Revenue	$15,631	$12,863	$49,366	$43,076
Cost of sales
Production costs	8,400	8,447	26,115	28,420
Amortization and depletion	1,083	4,135	3,448	12,571
Share-based compensation	76	65	192	190
	9,559	12,647	29,755	41,181

Mine operating earnings	6,072	216	19,611	1,895

General and administrative expenses
Administrative expenses	1,070	1,167	3,502	3,973
Amortization and depletion	18	54	123	149
Share-based compensation	196	92	527	256
	1,284	1,313	4,152	4,378

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	513	768	2,539	1,699
Mine development costs	934	797	2,227	1,297
Share-based compensation	32	61	75	172
	1,479	1,626	4,841	3,168

Impairment charge (note 6)	—	—	1,679	—

Finance and other (expense) income
Interest income	70	22	118	196
Finance costs	(27)	(54)	(74)	(106)
Foreign exchange (loss) gain	(909)	453	(10,405)	2,085
Other income (expense)	10	(31)	44	13
	(856)	390	(10,317)	2,188

Income (loss) before income taxes	2,453	(2,333)	(1,378)	(3,463)

Income tax expense (recovery)	323	232	1,242	(31)
Net income (loss) for the period	$2,130	$(2,565)	$(2,620)	$(3,432)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	72	454	5,573	296
Change in fair value of available-for-sale financial assets (net of tax)	7	(1)	(4)	(2)
	79	453	5,569	294
Total comprehensive income (loss) for the period	$2,209	$(2,112)	$2,949	$(3,138)

Earnings (loss) per share (note 8)
Basic and diluted	$0.01	$(0.02)	$(0.02)	$(0.02)

See accompanying notes to the condensed interim consolidated financial statements.

2

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the nine months ended September 30, 2016 and 2015 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share-holders’ equity
Balance at January 1, 2015	139,562	$95,143	$10,003	$(1,944)	$(169)	$7,890	$(58,037)	$44,996
Cangold acquisition	2,139	1,115	7	—	—	7	—	1,122
Share options exercised	12	10	(3)	—	—	(3)	—	7
Share-based compensation	—	—	618	—	—	618	—	618
Comprehensive income (loss)	—	—	—	296	(2)	294	(3,432)	(3,138)
Balance at September 30, 2015	141,713	$96,268	$10,625	$(1,648)	$(171)	$8,806	$(61,469)	$43,605

Balance at January 1, 2016	141,713	$96,268	$10,953	$(2,248)	$(172)	$8,533	$(65,194)	$39,607
Financings (note 8)	22,186	29,189	3,998	—	—	3,998	—	33,187
Share options exercised	2,474	2,517	(710)	—	—	(710)	—	1,807
Share-based compensation	—	—	794	—	—	794	—	794
Comprehensive income (loss)	—	—	—	5,573	(4)	5,569	(2,620)	2,949
Balance at September 30, 2016	166,373	$127,974	$15,035	$3,325	$(176)	$18,184	$(67,814)	$78,344

See accompanying notes to the condensed interim consolidated financial statements.

3

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Cash flows from operating activities
Net income (loss) for the period	$2,130	$(2,565)	$(2,620)	$(3,432)
Items not involving cash:
Amortization and depletion	1,101	4,189	3,571	12,720
Impairment charge (note 6)	—	—	1,679	—
Unrealized foreign exchange loss (gains)	389	(886)	10,274	(1,960)
Income tax expense (recovery)	323	232	1,241	(31)
Share-based compensation	304	218	794	618
Other non-cash items (note 11)	(24)	(20)	77	(142)
Interest received	20	16	65	55
Income taxes paid (recovered)	—	16	(224)	(197)
	4,243	1,200	14,857	7,631
Changes in non-cash working capital:
(Increase) decrease in trade and other receivables	(606)	(122)	(6,056)	(1,518)
(Increase) decrease in inventories	(74)	(705)	700	85
Decrease (increase) in other current assets	557	(127)	(25)	(448)
(Decrease) increase in trade and other payables	(250)	174	(1,297)	300
Net cash from operating activities	3,870	420	8,179	6,050

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,545)	(1,513)	(2,871)	(4,183)
Acquisition of Cangold	—	(27)	—	(788)
Additions to exploration & evaluation assets	—	(26)	—	(1,679)
Net cash used in investing activities	(1,545)	(1,566)	(2,871)	(6,650)

Cash flows from financing activities:
Proceeds from financings, net of expenses (note 8)	28,152	—	33,187	—
Proceeds from exercise of share options	296	—	1,807	7
Net cash from financing activities	28,448	—	34,994	7

Effect of foreign currency translation on cash and cash equivalents	54	574	(1,067)	1,143

Increase in cash and cash equivalents	30,827	(572)	39,235	550
Cash and cash equivalents, beginning of period	22,093	14,888	13,685	13,766
Cash and cash equivalents, end of period	$52,920	$14,316	$52,920	$14,316

Supplemental cash flow information (note 11)

See accompanying notes to the condensed interim consolidated financial statements.

4

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

1.	Nature of Operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT LLC and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine, San Ignacio Mine, the Cata processing plant, and the associated infrastructure. The Company also has mineral property interests in the exploration stage: the El Horcon, Santa Rosa and Plomo projects located in Mexico, as well as the Argosy project located in the Red Lake Mining District in Northwestern Ontario, Canada.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015, except as disclosed in note 2(a) and note 5. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last financial statements. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 1, 2016.

a)	Change in functional and presentation currency

Commencing on July 1, 2016 (the “Effective Date”), the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events and conditions, including US dollar denominated financings undertaken by the Company. The functional currency of the Canadian parent company changed from the Canadian dollar to the US dollar and certain subsidiaries changed from the Mexican peso and Peruvian sol to the US dollar. The functional currency of two of the Company’s Mexican subsidiaries remains the Mexican peso. The presentation currency of the Company was also changed from the Canadian dollar (or “C$”) to the US dollar effective July 1, 2016.

The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the US dollar at the foreign exchange rates on the Effective Date. The relevant foreign exchange rates on the Effective Date were: 1.3052 Canadian dollars per US dollar; 18.555 Mexican pesos per US dollar; and 0.3030 Peruvian soles per US dollar.

b)	Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015, except as disclosed in note 2(a) and note 5.

3.	Inventories

	September 30, 2016	December 31, 2015
Concentrate	$2,485	$3,261
Ore stockpile	182	527
Materials and supplies	2,211	2,693
Silver bullion	81	59
	$4,959	$6,540

The amount of inventory recognized as cost of sales for the three and nine months ended September 30, 2016 and for the year ended December 31, 2015 includes production costs and amortization and depletion directly attributable to the inventory production process.

Silver bullion inventory include a reversal of previous write-down to net realizable value for the nine months ended September 30, 2016 of $13 (2015 - write-down of $6) which was recognized as income in the period.

5

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

4.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar in relation to the Mexican peso will consequently impact the financial performance of the Company. In an attempt to minimize the exposure to changes in the US dollar/Mexican peso exchange rate, the Company entered into forward contracts during the nine months ended September 30, 2016 to purchase MXN370 million (in exchange for US dollars at various pre-determined rates varying from MXN18.13/USD to MXN19.451/USD) at various dates throughout the year ending December 31, 2016.

The fair value of the outstanding foreign currency forward contracts as at September 30, 2016 (MXN170 million) was estimated as a liability of $204. A derivative loss of $204 was recognized as part of foreign exchange gains (losses) within the statement of comprehensive income for the nine months ended September 30, 2016, while a derivative loss of $479 was recognized during the three months ended September 30, 2016.

5.	Mineral properties, plant and equipment

Change in estimate - useful life of the GMC

The carrying value of the Cata processing plant, the tailings dam, and other infrastructure associated with the GMC (collectively referred to as the “GMC assets”) are depreciated on a straight line basis over the estimated remaining useful life of the GMC. On February 22, 2016, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC. The estimate of the useful life of the GMC was determined to be 3 years, an increase from the previous estimate of 1 year as at January 1, 2016. As a result, the depreciation recorded during the current quarter was approximately $137 less than would have been recorded prior to the change in estimate ($411 less than would have been recorded for the nine months ended September 30, 2016, prior to the change in estimate). Management determined that the impact of the change in estimate of amortization expense on future periods, when compared to the amount that would have otherwise been recorded, is $548 per annum.

6.	Exploration and evaluation assets

Impairment charge - Coricancha Mine Complex

On May 11, 2016, the Company announced that it had given notice to Nyrstar N.V. (“Nyrstar”) of termination of its option agreement with wholly-owned subsidiaries of Nyrstar for a 100% interest in the Coricancha Mine Complex in Peru. As a result of the termination of the option agreement, the Company recorded an impairment charge of $1,679 against the carrying value of the Coricancha Mine Complex during the three months ended June 30, 2016, reducing the carrying value to nil.

7.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short term investments, trade and other receivables, foreign currency derivative contracts, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at the balance sheet date. The embedded derivative in trade accounts receivable is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

6

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

7.	Fair value of financial instruments - continued

The following table summarizes the Company’s financial instruments as at September 30, 2016:

	Available-for-sale financial assets	Loans and receivables	Financial assets/ liabilities at fair value through P&L	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$—	$52,920	$—	$—	$52,920	n/a
Marketable securities	4	—	—	—	4	Level 1
Trade and other receivables	—	4,458	10,062	—	14,520	Level 2

Financial Liabilities
Trade and other payables	$—	$—	$—	$4,735	$4,735	n/a
Derivative instruments	—	—	204	—	204	Level 2

8.	Share capital
(a)	Financings

On April 21, 2016, the Company announced that it had entered into an At-the-Market Offering agreement. The Company has the discretion during the term of the agreement to sell common shares of the Company to a maximum gross sales proceeds of $10,000. As at September 30, 2016, the Company had issued 3,498,627 shares under the offering for net proceeds of $5,293.

On July 12, 2016, the Company closed a bought deal offering for gross proceeds of $29,900, consisting of 18,687,500 units at a price of $1.60 per unit. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one share at the exercise price of $2.25 per share for a period of 18 months after the closing of the offering. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the offering and recognized net proceeds of $27,894, of which $3,998 was attributed to the warrants issued as part of the unit offering.

(b)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2016 Amended and Restated Incentive Share Option Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 90 days following the termination of the participant’s employment or engagement.

	2016
	Options (000’s)	Weighted average exercise price
Outstanding, as at December 31, 2015	12,976	C$	1.11
Granted	1,346		2.19
Forfeited/Expired	(1,354)		1.44
Exercised	(2,474)		0.95
Outstanding, as at September 30, 2016	10,494	C$	1.24
Exercisable, as at September 30, 2016	4,487	C$	1.41

7

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

8.	Share capital - continued

Range of exercise price	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.65	3,025	3.7	829	C$ 0.65
C$0.71 to C$0.86	2,447	3.9	831	0.73
C$1.31	2,115	2.7	1,236	1.31
C$1.71 to C$2.00	392	0.9	392	1.72
C$2.19 to C$2.25	1,326	4.7	10	2.25
C$2.40 to C$3.00	1,189	0.2	1,189	2.41
	10,494	3.2	4,487	C$ 1.41

During the three and nine months ended September 30, 2016, the Company recorded share-based compensation expense of $304 and $794, respectively (three and nine months ended September 30, 2015 - $218 and $618, respectively).

The weighted average fair value of options granted during the nine months ended September 30, 2016 was C$0.98 (nine months ended September 30, 2015 - C$0.22). The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model:

	2016	2015
Risk-free interest rate	0.51%	0.64%
Expected life (years)	2.58	1.98
Annualized volatility	73%	67%
Forfeiture rate	15%	18%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government bonds with a remaining term equal to the expected life of the options.

(c)	Share purchase warrants

As part of the Company’s $29,900 bought deal financing (note 8(a)), the company issued 9,343,750 share purchase warrants, all of which remained outstanding as at September 30, 2016 (December 31, 2015: Nil). Each warrant entitles the holder thereof to purchase one common share at the exercise price of $2.25 per share for a period of 18 months after the closing of the offering. The fair value of the share purchase warrants was determined to be $3,998, using the following weighted average assumptions at the time of the issuance using the Black Scholes option pricing model:

2016
Share price at measurement date	$1.47
Risk-free interest rate	0.69%
Expected life (years)	1.5
Annualized volatility	88%
(d)	Basic and diluted earnings (loss) per share
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net income (loss) for the period	$2,130	$(2,565)	$(2,620)	$(3,432)
	(000’s)	(000’s)	(000’s)	(000’s)
Basic weighted average number of shares outstanding	163,887	139,332	150,101	139,015
Effect of dilutive share options	3,706	—	—	—
Diluted weighted average number of shares outstanding	167,593	139,332	150,101	139,015
Earnings (loss) per share:
Basic and diluted	$0.01	$(0.02)	$(0.02)	$(0.02)

For the three months ended September 30, 2016, 6,788,000 of the Company’s outstanding stock options and all of the outstanding share purchase warrants represent potentially dilutive shares. For the nine months ended September 30, 2016, and the three and nine months ended September 30, 2015, all of the outstanding share options represent potentially dilutive shares. These have potentially dilutive shares have not been included in the diluted earnings per share calculation for the years presented because the effect of including these shares would be anti-dilutive.

8

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

9.	Commitments and contingencies
(a)	Commitments

As of September 30, 2016, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,476	$238	$480	$455	$303
Equipment purchases	796	796	—	—	—
Drilling services	195	195	—	—	—
Consulting	3	3	—	—	—
Total commitments	$2,470	$1,232	$480	$455	$303

(b)	Contingencies

In February 2016, the Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required that the Company make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings facility and requested further technical information. The Company is in the process of compiling the requested technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing for several months, and is expected to continue to extend at least into the first quarter of 2017. The Company believes its current tailings footprint can be maintained and will support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all of the above noted permits if and as required, with no suspension of the GMC operations. While the Company is confident that it will be able to obtain the tailings permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. Nor is there any guarantee that the terms of such permits will be favourable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating at the GMC.

Since the February meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at GMC tailings facility and at the San Ignacio Mine. An application has been made for the permit in the case of the San Ignacio Mine. The Company is assessing whether it requires an additional water use permit during the dry season. The Company believes that it will be able to acquire any necessary water discharge and use permits without any impact to its operations, but cannot guarantee that there is no risk in this regard.

10.	Related party transactions
(a)	Goods and services

The Company entered into the following related party transactions:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Services provided to Cangold Limited and its subsidiary	$—	$—	$—	$(172)

The above transactions occurred in the normal course of operations and are measured at fair value. There were no related party balances outstanding as at September 30, 2016 or December 31, 2015.

(b)	Compensation of key management personnel

Key management includes the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and the Vice Presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,956 to certain officers and management in the event that there is a change of control of the Company.

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Salaries and benefits, consulting and management fees	$351	$318	$1,560	$1,125
Directors’ fees	58	59	176	189
Termination benefits	—	—	—	37
Share-based compensation	214	68	566	191
	$623	$445	$2,302	$1,542

9

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

11.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Non-cash amounts associated with reclamation provision (through P&L)	$27	$34	$138	$50
Interest expense	19	—	57	—
Interest income	(70)	(54)	(118)	(192)
	$(24)	$(20)	$77	$(142)

(b)	Non-cash investing and financing activities
	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Change in trade payables related to mineral properties, plant and equipment	$(26)	$(55)	$14	$1
Change in rehabilitation provision asset	294	—	846	457
Shares, options and warrants issued in relation to acquisition of Cangold	—	—	—	1,515
(c)	Undrawn credit facilities

On June 13, 2016, the Company renewed its $10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2017 and bears interest at a rate of LIBOR plus 5%. In addition, Auramet has also provided the Company with a $0.5 million margin credit facility, should the Company wish to enter into any derivative instruments associated with commodities marketed to parties other than Auramet. The Company has not drawn down any amounts on these facilities.

12.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
Three months ended September 30, 2016
External mineral sales	$12,947	$2,684	$—	$—	$15,631
Income (loss) before income taxes	4,463	700	(74)	(2,636)	2,453
Net income (loss)	4,463	676	(74)	(2,935)	2,130
Additions to non-current assets	902	614	—	—	1,516

Nine months ended September 30, 2016
External mineral sales	$40,284	$9,082	$—	$—	$49,366
Income (loss) before income taxes	15,574	1,686	(3,119)	(15,519)	(1,378)
Net income (loss)	15,574	1,639	(3,119)	(16,714)	(2,620)
Additions to non-current assets	1,960	908	—	—	2,868

September 30, 2016
Total assets	$18,636	$12,749	$226	$58,422	$90,033
Total liabilities	$4,839	$2,482	$18	$4,350	$11,689

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GREAT PANTHER SILVER LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the three and nine months ended September 30, 2016 and 2015 (Unaudited)

12.	Operating segments - continued

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
Three months ended September 30, 2015
External mineral sales	$9,134	$2,935	$—	$794	$12,863
Intersegment revenue	794	—	—	(794)	—
Income (loss) before income taxes	(1,730)	(129)	(280)	(194)	(2,333)
Net income (loss)	(1,664)	(93)	(280)	(528)	(2,565)
Additions to non-current assets	1,354	140	48	—	1,542

Nine months ended September 30, 2015
External mineral sales	$7,032	$9,012	$—	$27,032	$43,076
Intersegment revenue	27,032			(27,032)	—
Income (loss) before income taxes	(26,675)	7	(1,023)	24,228	(3,463)
Net income (loss)	(26,650)	8	(1,023)	24,233	(3,432)
Additions to non-current assets	3,791	393	4,033	—	8,217

December 31, 2015
Total assets	$17,136	$13,146	$4,908	$16,363	$51,553
Total liabilities	$5,523	$2,360	$79	$3,984	$11,946

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa, El Horcon, Coricancha Mine Complex and the GDLR Project.
(2)	In May 2015, the Company expanded its geographic reach to Peru. During the three months ended June 30, 2016, the Company recorded an impairment charge of $1,679 (note 6), reducing the carrying value of the non-current assets associated with this geographic segment as at September 30, 2016 to nil (December 31, 2015 - $1,546).

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